SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Rule 13d-101
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
Altair Nanotechnologies Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
021373105

(CUSIP Number)
Scott H. Kimpel
Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Avenue, N.W.
Washington, D.C. 20036

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
11/29/2007

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	021373105

1	Names and I.R.S. Identification Nos. (entities only) of reporting persons. Al Yousuf LLC

2	Check the appropriate box if a member of a group (see instructions)
	(a) ☐
	(b) ☑

3	SEC use only.

4	Source of funds (see instructions).

	WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

	☐

6	Citizenship or place of organization.

	United Arab Emirates

	7	Sole voting power:

Number of		11,895,038

shares	8	Shared voting power:
beneficially
owned by		0

each	9	Sole dispositive power:
reporting
person		11,895,038

with:	10	Shared dispositive power:

		0

11	Aggregate amount beneficially owned by each reporting person.

	11,895,038

12	Check if the Aggregate amount in Row (11) excludes certain shares (see instructions).

	☐

13	Percent of class represented by amount in Row (11).

	14.5%(1)

14	Type of reporting person (see instructions).

	CO

(1)	Based on 70,803,542 shares of common stock outstanding as of November 26, 2007, as reported by Issuer in the Disclosure Letter dated as of November 29, 2007 and an additional 11,428,572 shares of common stock purchased by Al Yousuf LLC from the Issuer pursuant to a Purchase Agreement dated November 29, 2007.

CUSIP No.	021373105

1	Names and I.R.S. Identification Nos. (entities only) of reporting persons. Iqbal Al Yousuf

2	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☑

3	SEC use only.

4	Source of funds (see instructions).

OO (1)

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

☐

6	Citizenship or place of organization.

United Arab Emirates

	7	Sole voting power:

Number of		11,895,038 (2)(3)

shares	8	Shared voting power:
beneficially
owned by

each	9	Sole dispositive power:
reporting
person		11,895,038 (2)(3)

with:	10	Shared dispositive power:

11	Aggregate amount beneficially owned by each reporting person.

11,895,038

12	Check if the Aggregate amount in Row (11) excludes certain shares (see instructions).

☐

13	Percent of class represented by amount in Row (11).

14.5%(3)

14	Type of reporting person (see instructions).

IN

(1)	Working capital of Al Yousuf LLC.

(2)	shares are held directly by Al Yousuf LLC. Mr. Iqbal Al Yousuf is the President of Al Yousuf LLC.

(3)	Based on 70,803,542 shares of common stock outstanding as of November 26, 2007, as reported by Issuer in the Disclosure Letter dated as of November 29, 2007 and an additional 11,428,572 shares of common stock purchased by Al Yousuf LLC from the Issuer pursuant to a Purchase Agreement dated November 29, 2007.

Item 1. Security and Issuer.
Title and class of securities: common stock, no par value
Name of Issuer: Altair Nanotechnologies Inc.
Address of the principal executive office of the Issuer: 204 Edison Way, Reno, Nevada 89502
Item 2. Identity and Background.
(a)	Name of Reporting Person: Al Yousuf LLC, a limited liability company formed under the laws of United Arab Emirates (the “Company”). Name of Reporting Person: Iqbal Al Yousuf (“Mr. Iqbal Al Yousuf” and collectively the “Reporting Persons”).

(b)	Address of the Reporting Persons is: Sheikh Zayed Rd., P.O. Box 25, Dubai, U.A.E.

(c)	The Company’s principal business is general retail/wholesale trading in automobiles, bikes, marine and allied products, electronics and home appliances and commodities. The Company also wholly owns companies working in real estate, construction, building maintenance, property management, computers, automobiles, transportation and the manufacture of fishing and pleasure boats and manufacturing membrane. The Company is also a registered tender participant for supply of material and execution of turnkey projects. Mr. Iqbal Al Yousuf is the President of the Company. The principal business address of Mr. Iqbal Al Yousuf is Sheikh Zayed Rd., P.O. Box 25, Dubai, U.A.E.

(d)	Neither of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Company is formed under the laws of United Arab Emirates. Mr. Iqbal Al Yousuf is a citizen of United Arab Emirates.
Item 3. Source and Amount of Funds or Other Consideration.
The aggregate purchase price of 11,428,572 shares of common stock purchased by the Company pursuant to an agreement between the Company and the Issuer (the “Purchase Agreement”) dated November 29, 2007 was $40,000,002. The source of funds for the purchase of Issuer’s common stock was the general working capital of the Company.

Item 4. Purpose of Transaction.
The purpose of the acquisition of the common stock is investment. The Company from time to time may acquire additional shares of common stock of the Issuer through purchases. Also, the Company may dispose of common stock of the Issuer if and when appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.
Except as indicated in this Statement, the Reporting Persons have no current plans, proposals or arrangements which would relate to or result in any of the following:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than as described in Item 6 below;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(5) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
(a) and (b):
The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is incorporated herein by reference. Such information is includes 11,895,038 shares of common stock and is based on 70,803,542 shares of common stock outstanding as of November 26, 2007, as reported by Issuer in the Disclosure Letter dated as of November 29, 2007 and an additional 11,428,572 shares of common stock purchased by Al Yousuf LLC from the Issuer pursuant to a Purchase Agreement dated November 29, 2007.
(c) The Company has engaged in the following transactions in Issuer’s common stock during the 60 days preceding this filing:

		Number of	Price per
Date	Transaction	Shares	Share
October 15, 2007	Purchase	50,000	4.0000
October 20, 2007	Sale	50,000	4.2000
October 21, 2007	Purchase	50,000	4.0000
October 23, 2007	Sale	50,000	4.2000
October 24, 2007	Sale	50,000	4.5000
October 24, 2007	Sale	50,000	4.3000
October 30, 2007	Sale	50,000	5.0000
October 31, 2007	Purchase	20,545	4.8000
October 31, 2007	Purchase	50,000	5.0000
October 31, 2007	Sale	50,000	5.2000
November 4, 2007	Purchase	29,455	4.8000
November 11, 2007	Purchase	50,000	4.3000
November 11, 2007	Sale	50,000	4.5053
November 13, 2007	Purchase	50,000	4.3000
November 13, 2007	Purchase	50,000	4.1000
November 14, 2007	Purchase	50,000	4.0000
November 15, 2007	Sale	50,000	4.3000
November 18, 2007	Purchase	50,000	4.1000
November 20, 2007	Sale	14,021	4.3000
November 29, 2007	Purchase	50,000	4.1000
November 29, 2007	Purchase	1,778	3.9800

		Number of		Price per
Date	Transaction	Shares		Share
November 29, 2007	Purchase	11,428,572	[1]	3.5000
November 30, 2007	Purchase	50,000		4.0500
December 5, 2007	Sale	35,979		4.3000
December 5, 2007	Sale	50,000		4.2500
December 5, 2007	Sale	5,000		4.4000
December 7, 2007	Sale	50,000	[2]	4.6000
(d) The shares are held directly by the Company. Mr. Iqbal Al Yousuf is the President of the Company and may be deemed to have voting and investment control over the securities held by the Company.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
Exhibit 99.1: Joint Filing Agreement of the Reporting Persons

[1]	The Company entered into a Purchase Agreement with the Issuer as of November 29, 2007 to purchase a total of 11,428,572 shares of common stock in two tranches. The Company acquired 2,875,142 shares of common stock on November 29, 2007 and 8,571,430 shares of common stock on December 10, 2007. With the exception of the shares of common stock purchased pursuant to the Purchase Agreement, all purchases and sales within the last 60 days were made pursuant to pre-existing broker orders.

[2]	The Company’s sale of Issuer common stock reported herein was matchable under Section 16(b) of the Securities Exchange Act of 1934, to the extent of 50,000 shares, with the Company’s purchase of 50,000 of Issuer’s common stock at a price of $4.05 per share on November 30, 2007. The Company has agreed to pay to the Issuer, $23,168, representing the full amount of the profit realized in connection with the short-swing transaction, less transaction costs.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Al Yousuf LLC

	By:	/s/ Iqbal Al Yousuf

Date: 12/16/2007	Name:	Iqbal Al Yousuf
	Title:	President

/s/ Iqbal Al Yousuf

Date: 12/16/2007	Name:	Iqbal Al Yousuf